EXHIBIT 12

BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Fiscal Year Ended
	June 29, 2003		June 30, 2002		July 1, 2001		July 2, 2000		June 27, 1999
Earnings
Income before income taxes	$118,578		$80,510		$71,873		$216,623		$169,771
Less: Equity income from equity investees	(5,224)		(6,181)		(5,041)		(13,333)		(5,275)
Add: Fixed charges	42,483		46,448		31,374		21,765		17,483
Distributed income of equity investees	4,080		2,426		2,933		2,641		1,205

Earnings as defined	$159,917		$123,203		$101,139		$227,696		$183,184

Fixed Charges
Interest expense	$38,380		$42,305		$29,268		$19,699		$15,555
Amortization of discounts related to indebtedness	782		888		251		205		205
Imputed interest on deferred revenue	1,227		1,240		1,146		1,363		1,264

Interest expense as reported	40,389		44,433		30,665		21,267		17,024
Amortization of deferred financing fees	1,519		1,420		133		—		—
Portion of rent expense relating to interest	575		595		576		498		459

Fixed charges as defined	$42,483		$46,448		$31,374		$21,765		$17,483

Ratio of earnings to fixed charges	3.8	x	2.7	x	3.2	x	10.5	x	10.5	x